MONDIAL VENTURES, INC.
6564 Smoke Tree Lane
Paradise Valley, Arizona 85253
Tel: 480.948.6581, Fax: 623.321.1914

June 15, 2015

Attn: Mr. John Cannarella, Staff Accountant
Copy to: Mr. Karl Hiller, Branch Chief	VIA CORRESPONDENCE
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C., 20549
Tel: (202) 551-3337; Tel: (202) 551-3686

Re:	Response (third) Correspondence to
Second Comment Letter dated December 31, 2014
Mondial Ventures, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 15, 2014
File No. 000-51033

Dear Mr. Cannarella:

Thank you regarding your written correspondences dated May 4, 2015 and June 2, 2015, and further referencing our third correspondence filed March 30, 2015, and subsequent brief telephone discussions.

Pursuant to your request and addressing comments therein the written May 4, 2015 correspondence we respectfully submit herewith our fourth response to each of the comments below and following in blue highlight.

We note that we have included most of the updates and revisions indicated, however we respectfully submit due to our operator returning from out of the country and our internal financial officer being on leave, both returning this week that we may have further supplemental presentation to Item 3 herein listed, as or if needed and or required, including AFE for Ellenburger and other formations, drilling locations (without longitude and latitude) for various horizons, and other reliable data,  and respectfully request an additional 7 to 10 days if necessary for this additional support to be sent.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1.
We note your response to prior comments one includes certain proposed changes to comply with Subpart 1200 of Regulation S-K and FASB ASC 932-235-50. However, you continue to omit required disclosures including the following.

Form  10-K for the Fiscal Year ended December 31, 2013 General

1.
We note that you submitted a draft amendment to your Form 10-K for the fiscal year ended December 31, 2013, including revisions to address some of the concerns outlined in our prior comments. However, there are several matters that you did not adequately address or resolve, that will require further revisions to the amendment and conforming disclosure in subsequent reports. Please revise your filing as necessary to address the other comments in this letter, and the following additional points.

•
There are several instances where you have tabulations marked for the 2014 fiscal year, rather than 2013 (e.g. disclosure on page 20 indicates a reconciliation of change in reserves and drilling activity pertain to 2014); these should be revised as appropriate to correlate with the period to which the report pertains.

RESPONSE: We have revised the disclosure on pages 18 through 23 of the revised draft Form 10-K amendment no. 1 to include these changes to the appropriate fiscal year headings:

•	The explanatory note indicating you are filing the amendment to comply with SEC comments should be replaced with a brief description of the revisions that you have made to the filing.

RESPONSE: A description of the revisions summarized has been included under “Explanatory Note” listed on page 4 of the draft From 10-K amendment no. 1 report draft.

•	The pages should be numbered sequentially.

RESPONSE: The pages have been numbered sequentially in the revised Form 10-K amendment no. 1 report draft.

2.
We note that you have not complied with prior comment two, regarding your delinquent interim report, and that you have since also become delinquent in filing your annual report. You should file without further delay your periodic reports for the quarter ended September 30, 2014, and the year ended December 31, 2014, to comply with Rules 13a-1 and 13a-13 of Regulation 13A.

RESPONSE: We filed our September 30, 2014 interim report on June 8, 2015. We are still in progress on our report for the year ended December 31, 2014 expecting to file as soon as we can anticipating a target date of June 30, 2015.

Financial Statements

Oil and Natural Gas Reserves and Related Financial Data, page F-21

3.
We note that you have not complied with prior comment three, pertaining to the revisions necessary to conform with the proved reserve definitions in Rule 4-10(a) of Regulation SX. We understand that you are unable to convert the oil and gas quantities disclosed as proved undeveloped reserves within five years  of  the  original  reserve  declaration  date, and that you have relied upon a ten-year time frame for  development  instead. You indicate a longer period is necessary due to your lack of experience in the industry, also liquidity issues and volatility in the oil and gas markets. However, the circumstances you describe do not offer adequate support for reserves pertaining to the extended period.

Given the concerns outlined above, also considering that you have not reported any conversions since claiming the proved reserves in 2012, we expect you will need to restate your proved undeveloped reserves. If you believe you are able to establish compliance for a portion of these reserves, you should submit the underlying support for review. For example, you should provide the development schedules underlying your reserve declarations as of December 31, 2012 and 2013, identifying the locations, associated reserves and timing; and for any reserves scheduled for development within five years of these dares, you should also explain how you established compliance with all of the definitional criteria in Rule 4-10(a)(22), (26) and (31) of Regulation S-X.

You will need to revise your filing to reflect only those reserves for which you have established compliance. If you believe that any such quantities could be claimed as possible or probable rather than proved reserves based on the criteria in Rule 4-lO(a)(l 7) and (18) of Regulation S-X, please explain your view.

RESPONSE: The response has been revised on page 58 notes to the table on “Oil and Natural Gas Reserve Data” of the draft report Form 10-K amendment no.1 as follows:

Proved reserves are estimated quantities of oil and gas, which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are included for reserves for which there is a high degree of confidence in their recoverability and they are scheduled to be drilled within the next five years. The Company (even though it intends to develop its reserves within the next five years) has elected to extend plans for a development program and has scheduled the program initially, to be reviewed in two years by management for the following reasons: i) The Company is new to the oil and gas field as an entity (having recently transferred its oil and gas interests to a new majority owned subsidiary Boomerang Oil, Inc., (“Boomerang”) consolidated with the Company considering a restart or potential revisions to its plans for development)),

We have also revised pages 18 “Description of Properties”, and beginning on page 56 and 57 of “Subsequent Events” to describe information related to “Transfer of Oil and Gas Properties Interest” to our majority owned subsidiary, effective January 1, 2014, and other information listed on page 6 and 7 under “Recent Developments”, of the draft report Form 10-K amendment no. 1.

We believe we will be able to supply support, as or if needed, in our supplementary correspondence requested hereinabove.

Adding further to some technical complications being also the subsidiary the assets are transferred to are under Canadian regulation during 2014, with entity fiscal year end of September 30. Taken as a whole, and being a very small issuer at this point we respectfully request consideration and approval to address any changes or revisions as or if needed to this coming FYE 2014 Form 10-K report.

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and courtesies extended.

Sincerely,

/s/Dennis R Alexander

Dennis R Alexander